DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com

SUPPL

File No: 82.4747


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2003
WASH, D.C. 207 SECTION

17 April 2003

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA


03022353

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange on 15 April 2003.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

PROCESSED
JUN 1 1 2003
THOMSON
FINANCIAL

Yours faithfully

Sarah Carne
Manager – Secretariat Services

Attached: Debenhams plc – Interim Results 2003.

Jessica/corresp/L-usa

DEBENHAMS PLC

INTERIM RESULTS FOR THE 26 WEEKS ENDED 1 MARCH 2003

Half year results

Total sales for the 26 weeks rose by 5.8% to £992.1m and like for like sales rose by 3.5%. The gross margin as a percentage of total sales grew by 0.2 percentage points. Profit before tax rose by 4.8% to £96.5m. Earnings per share were up 7.7% to 19.2p; excluding a £3.2m restructuring charge earnings per share would have been up 11.2% to 19.8p. The dividend rose by 6.0% to 5.3p per share.

The financial year began strongly, with like for like sales up 4.6% for the first 7 weeks. November was a difficult month for all retailers, particularly in clothing, although our sales and margin growth remained positive for the month as a whole. December and January saw sales recover, giving us cumulative like for like sales of 2.8% for the first 19 weeks. The half finished strongly, ahead of our expectations, with like for like sales up 7.2% for the last 7 weeks.

Like for like sales for the whole of the first half were up 3.5%. This increase was predominantly made up of a rise in the average selling price from an increase in full price sales and through customers trading up.

During the course of the year we have made progress with our clothing ranges, particularly in womenswear. Our gift business has been a star performer and "Designers at Debenhams" continues to generate strong sales growth and expand beyond its traditional clothing base into home and lingerie. Our customers consider "Designers at Debenhams" to be one of the key differentiating factors between ourselves and our competitors.

We are making good progress on our new store opening programme. During the first half of the financial year we opened 3 new stores and have since opened a further 2, giving us 102 stores in the UK and Republic of Ireland. In the autumn we open one of our largest stores at the Birmingham Bullring. It will be one of the most modern and exciting Debenhams' stores so far, incorporating much of what we have learned over the last couple of years.

Chief Executive's review

Over the past three years we have invested in bringing our stores up to a consistent standard and have agreed a substantial new store opening programme. We have also invested in building the Debenhams brand. The benefits of these investments are accelerating and we are now entering the next phase of our growth plans.

Priorities for the future are:

- 3 year growth phase backed by £430m investment programme
- New store openings - 5 new stores announced today
- Broadening the appeal of Debenhams through new products and services
- Improving supply chain efficiencies and delivering margin improvements

Sales growth : merchandise

Clothing

During the course of the year we have focused on improving our clothing ranges. We have reduced our dependency on weather related merchandise and have introduced more transitional ranges. The spring collections are being well received by our customers.

The successful start made by Paul Marchant, Divisional Director of Womenswear, in reshaping the business has resulted in us outperforming our competitors. Over the last six months we have continued to see strong demand for young fashion brands. We have satisfied this demand by increasing our concession brands such as Warehouse and Morgan. Our own young fashion brands, such as Red Herring and "Butterfly by Matthew Williamson", have also performed well.

Our childrenswear offer continues to show strong sales growth. We have successfully introduced a range of baby and toddler clothes by John Rocha and are now expanding the range to all stores during the summer. We sell a wide choice of own and international brands and have recently become the number one retailer for selling Quiksilver childrenswear.

"Designers at Debenhams"

Our customers regard Debenhams as a leading retailer for designer brands and we are developing this core strength. "Designers at Debenhams" is on track to achieve sales of £200m this financial year and has significant potential for further expansion. In March, we launched the "J by Jasper Conran" menswear range with a high profile marketing campaign and are pleased with the customer response. In the summer we are launching "Floozie", an exclusive lingerie range by Frost French.

Home

Strong progress is also being made in home, with the recent introduction of 3 new lifestyle looks within living - global, classical and modern. These not only create an exciting shopping environment but also make it easier for our customers to shop. We have recent introductions such as leather furniture by John Rocha, lighting by Kevin McCloud and room sets by Jeff Banks.

Gifts

Our own bought gift sales increased by 30% to £170m over Christmas. Our customers perceive Debenhams to be a leading gift destination store and this presents us with a major sales opportunity. We will be increasing our gift ranges in all our divisions.

Nectar

Awareness and usage levels of Nectar are high, with over 11 million active UK cardholders. We joined the scheme in September 2002 for 3 key reasons; to attract new customers, to increase our customer database and to drive average transaction values.

We are encouraged by the initial results from Nectar. We have recently sent target mail to over 4 million potential new customers, we have doubled our customer database and our research shows that our Nectar customers are spending significantly more than our non-Nectar customers. Nectar is one of the ways we are building our customer base from 13 to 18 million over the next 5 years.

Sales growth : new markets

Opening new stores is a key part of our sales growth. No other large department store chain is expanding as fast as Debenhams. We aim to increase the number of our stores in the UK by 50% over the next 10 years.

Retail space

During the first half we opened 3 new stores in Perth, Basingstoke and Redditch. These stores added 1.4% to total sales in the first half. Since the beginning of the second half we have opened a further 2 stores in Inverness and East Kilbride. The 5 new stores are expected to contribute 3.0% to total sales in the second half of the financial year. In the autumn we will open one of our largest stores in Birmingham Bullring using our new contemporary design concept.

We have recently agreed sites for a further 5 new stores located in Newport, Blackpool Harlow, Newry and Craigavon. We now have 16 stores (inc. 2 resites) in the store opening pipeline which will take us to 116 stores and we are confident that we will reach our target of 120 stores by 2007.

Location	Estimated opening period	Approx. trading space: sq ft
1. Birmingham Bullring	Autumn 2003	130,000
2. Londonderry	Autumn 2003	60,000
3. Gateshead MetroCentre	Autumn 2004	140,000
4. Newry	Autumn 2004	60,000
5. Craigavon	Spring 2005	55,000
6. Doncaster	Spring 2005	80,000
7. Hemel Hempstead	Spring 2005	60,000
8. Thanet	Spring 2005	60,000
9. Cork	Spring 2005	60,000
10. Wigan*	Autumn 2005	70,000
11. Harlow	Autumn 2005	75,000
12. Bradford	Spring 2006	80,000
13. York*	Spring 2006	75,000
14. Workington	Spring 2006	50,000
15. Newport Gwent	Autumn 2006	75,000
16. Blackpool	Autumn 2007	65,000

* denotes relocation

Our broad product offer and flexible business model allows us to trade profitably in both small and large markets. Over the last 5 years we have seen good sales growth in all our stores, as illustrated in the table below, and this gives us confidence in our store opening programme.

Store size : £m sales pa	5 year average annual LFL sales
> £25m	3.4%
£15m - £25m	4.7%
< £15m	3.1%

Modernisations

Our target is to modernise 10% of our store portfolio every year. We will complete 9 stores this financial year and have plans to address a further 9 stores the following year.

Since we demerged in 1998 we have spent £150m on modernising our stores which reflects the partial under-funding of prior years. We have now completed the first investment phase and in the future will spend less on infrastructure improvements. As a consequence we expect the average cost of modernisations to be approximately £2m per store. This will still allow us to focus on customer facing developments to drive incremental sales.

International and direct businesses

We currently have 10 international franchise stores and have a further 4 stores in the opening programme having recently agreed sites in the Czech Republic and Kuwait. We are on target to have 30 stores by 2007.

Our direct and international businesses added 0.9% to total sales in the first half and are expected to contribute 1.0% in the second half of the financial year. The direct division is on track to break even this financial year. Since taking full control of the direct business last year, we have made further progress. We saw strong sales growth of gifts through the Internet over Christmas and have recently issued our seventh home shopping catalogue.

Supply chain

We are working hard to build better relationships, with fewer suppliers, for mutual long-term benefit. We have rationalised our supply base and over 30% of our merchandise is now sourced through our top 30 suppliers. We have increased our discount terms by 2%, which will equate to a £7.5m annual saving. We will also benefit from the US Dollar weakness in autumn 2003 because of our conservative hedging policy.

We have reduced the amount of stock in the business, improved our stock turn and reduced stock cover. This will naturally reduce the amount of stock that needs discounting. Over the last 3 years, average lead times have been reduced by almost a third to 8.5 weeks. This has been achieved through moving more of the supply base closer to home and through increasing the level of flexibility.

New Distribution Centre

We are in advanced stages of negotiation for an additional distribution centre in the Midlands. The new facility is scheduled to be fully operational by summer 2005, subject to planning permission. Capital costs of fitting the building out would be approximately £30m, of which £10m would fall in the next financial year and £20m in 2004/05. In addition, we would expect to incur some one-off revenue costs before opening.

Financials

Gross Margin

During the first half of the financial year the trading margin was level and the gross margin rose by 0.2 percentage points. As planned, mark-downs were reduced and benefited the margin by 0.4 percentage points. The reductions were as a result of improved stock management and less promotional activity. During the half, there was less discounting than the previous year in terms of both depth of mark-down and days on sale. Mark-ups increased the margin by 0.5 percentage points as we benefited from ongoing improvements in the supply chain. We increased the level of concession business, as a percentage of total sales, from 24% to 26%, to meet the demand for young fashion brands. These introductions had a positive impact on profit but adversely affected the margin by 0.6 percentage points. A further 0.1 percentage point reduction was attributable to other movements.

Costs

Our cost to sales ratio moved by 0.2 percentage points and our total costs grew by 6.5%. This included a £3.2m charge primarily associated with last autumn's restructuring programme. Excluding this charge, we had an improvement in the first half cost to sales ratio. We expect to incur a further £2m restructuring charge in the second half.

Our new business areas increased costs by 3.5% largely reflecting our new store opening programme. We also had cost increases in our direct division but these largely reflected the effect of ending the joint venture with Freemans. For our existing business, costs rose by 1.9%, with the main drivers being pension increases and the cost of issuing Nectar points.

A third of our cost base is fixed: rent, rates and depreciation. The remaining two thirds is variable and includes items such as staffing, distribution and advertising. Our variable cost base gives us the flexibility to remix, or take costs out of the business, to cover new investments. Over the last few years we have increased the level of cost flexibility and are expecting to maintain our cost to sales ratio this financial year.

Cash flow and capital investment

One of Debenhams financial strengths is its ability to generate cash. During the first half of the year we had an operating cash inflow of £157m, an increase of £12m on the previous year.

Over the last 5 years we have invested over £600m primarily on new stores and modernising our existing chain. These investments are giving us an excellent return and are both well exceeding our 7% cost of capital. Our new stores are achieving an average payback of 4 years and give a 23% return. Over the last 5 years we have opened 9 stores in large markets and they are generating a 20% return and we have opened 10 stores in smaller markets that are generating a return of 28%. Our modernisations are achieving returns of approximately 12%.

We are forecasting to spend £130m on capital investment this financial year and £130m the following year. In financial year 2004/05 we expect capital investment to be £170m including the cost of the proposed new distribution centre.

Pensions

We have 2 pension funds with a combined value of approximately £300m. We will continue with SSAP24 for the current financial year and our charge this year will be approximately £7m. When our actuarial valuation was completed at the end of March 2002, our pension schemes had a small surplus. We now have a small deficit. To ensure that both funds have a similar funding position we will be making an extra £2m cash contribution for each of the next 3 years over and above what we had originally intended. This year the total cash contribution will be approximately £10m and under FRS 17 the charge for the year would have been in the region of £13m.

Interest, tax, debt and gearing

Interest for the first half of the year rose to £3.8m and the increase largely reflects the share buy back programme. Our effective tax rate was 29% and we expect it to remain at this level for the next couple of years.

After the share repurchase and dividend we had net debt of £135m and gearing was 17.9% at the end of the first half of the financial year.

EPS and share repurchase programme

Our earning per share rose by 7.7% to 19.2p and this was after charging the £3.2m restructuring charge. Excluding the restructuring charge earnings per share would have been up 11.2% to 19.8p.

In July 2002 we commenced a £100m share repurchase programme. As at 1 March 2003 we had bought 18.6 million shares, at a total cost of £53.8m and an average price of 289p. We are on track to complete the £100m share repurchase programme by the end of the current financial year.

The share repurchase programme is an efficient method of returning cash to our shareholders and improves our balance sheet structure. Given our high fixed charge cover, over the summer, we will review the cash requirements needed to implement our growth strategy and decide how we might continue with our programme to return cash to shareholders once the initial £100m programme has been completed.

Dividend

The Board has declared an interim dividend of 5.3p an increase of 6.0% on last year, which will be paid on 4 July 2003 to shareholders on the Registers of Members at the close of business on 30 May 2003.

Calendar

We will be issuing our next trading update on 22 July 2003. Our preliminary results will be announced on 14 October 2003. Our AGM will be held on 10 December 2003 but will not be accompanied by a trading update. We will issue a trading statement in January 2004 covering our performance over Christmas.

Debenhams plc

Consolidated Profit and Loss Account

for the 26 weeks ended 1 March 2003

	Note	Unaudited 26 weeks to 1 March 2003 £m	Unaudited 26 weeks to 2 March 2002 £m	Audited 52 weeks to 31 August 2002 £m
Turnover	2			
Group and share of joint venture		**992.1**	937.9	1,695.8
Less: share of joint venture's turnover		**-**	(3.3)	(7.3)
Group turnover		**992.1**	934.6	1,688.5
Trading profit				
Group trading profit		**100.3**	97.6	163.8
Share of trading loss in joint venture		**-**	(2.3)	(3.8)
Total trading profit		**100.3**	95.3	160.0
Net interest payable and similar charges	3	**(3.8)**	(3.2)	(6.4)
Profit on ordinary activities before taxation		**96.5**	92.1	153.6
Taxation	4	**(28.0)**	(26.7)	(44.6)
Profit for the financial period		**68.5**	65.4	109.0
Dividends	5	**(18.1)**	(18.4)	(46.0)
Retained profit for the financial period		**50.4**	47.0	63.0
Earnings per share	6			
- Basic		**19.2p**	17.8p	29.8p
- Diluted		**18.9p**	17.5p	29.3p
Dividend per ordinary share	5	**5.3p**	5.0p	12.7p

All items in the profit and loss account relate to continuing activities.

There is no significant difference between the results shown in the profit and loss account and the results as stated on an unmodified historical cost basis.

There are no recognised gains and losses other than those included in the profit and loss account for each period.

Debenhams plc

Consolidated Balance Sheet

at 1 March 2003

	Note	Unaudited 1 March 2003 £m	Unaudited 2 March 2002 £m	Audited 31 August 2002 £m
Fixed assets				
Intangible assets		2.3	0.3	0.2
Tangible assets		950.3	881.5	920.2
Investments:				
Investments in joint ventures				
Share of gross assets		-	5.9	-
Share of gross liabilities		-	(13.1)	-
		-	(7.2)	-
Loan to joint venture		-	10.9	-
		-	3.7	-
Investment in own shares	6	38.1	11.7	18.8
Total investments		38.1	15.4	18.8
		990.7	897.2	939.2
Current assets				
Stocks		214.6	216.4	203.5
Debtors		48.4	46.3	58.2
Cash at bank and in hand		17.7	13.4	29.4
		280.7	276.1	291.1
Creditors: amounts falling due within one year				
Funding debt		(93.5)	(46.3)	(97.0)
Other creditors		(299.2)	(293.2)	(286.9)
		(392.7)	(339.5)	(383.9)
Net current liabilities		(112.0)	(63.4)	(92.8)
Total assets less current liabilities		878.7	833.8	846.4
Creditors: amounts falling due after more than one year				
Funding debt		(59.4)	(59.2)	(59.4)
Provisions for liabilities and charges		(63.4)	(58.5)	(61.7)
Net assets		755.9	716.1	725.3
Capital and reserves				
Called up share capital		36.2	37.1	36.9
Share premium account		3.5	3.1	3.3
Capital redemption reserve		1.7	0.8	1.0
Other reserves		43.2	43.2	43.2
Profit and loss account		671.3	631.9	640.9
Shareholders' funds - Equity interests	7	755.9	716.1	725.3
Gearing		17.9%	12.9%	17.5%

Debenhams plc

Consolidated Cash Flow Statement

for the 26 weeks ended 1 March 2003

	Note	Unaudited 26 weeks to 1 March 2003 £m	Unaudited 26 weeks to 2 March 2002 £m	Audited 52 weeks to 31 August 2002 £m
Net cash inflow from operating activities	8	**156.6**	145.1	246.5
Returns on investment and servicing of finance		**(2.5)**	(1.9)	(6.1)
Taxation paid		**(24.9)**	(26.5)	(53.4)
Capital expenditure		**(90.1)**	(58.8)	(143.3)
Acquisitions: Net cash acquired with subsidiary		**-**	-	4.7
Equity dividends paid		**(27.5)**	(26.0)	(44.3)
Cash inflow before financing		**11.6**	31.9	4.1
Net cash (outflow)/inflow from financing		**(19.8)**	0.6	(9.7)
(Decrease)/increase in cash		**(8.2)**	32.5	(5.6)

Reconciliation of net debt:

Opening net debt	**(127.0)**	(124.6)	(124.6)
(Decrease)/increase in cash	**(8.2)**	32.5	(5.6)
Cash used to repay loans	**-**	-	3.4
Other non-cash movements	**-**	-	(0.2)
Closing net debt	**(135.2)**	(92.1)	(127.0)

Notes to the Interim Results

for the 26 weeks ended 1 March 2003

1 Basis of preparation

The interim results have been prepared on the basis of the accounting policies set out in the financial statements of Debenhams plc for the year ended 31 August 2002.

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Net interest payable and similar charges

	26 weeks to 1 March 2003 £m	26 weeks to 2 March 2002 £m	52 weeks to 31 August 2002 £m
Payable on bank loans and overdrafts repayable within five years	**(2.3)**	(1.7)	(3.5)
Payable on debenture loans repayable within five years	**-**	(0.1)	(0.2)
Rentals payable on property lease obligations	**(1.6)**	(1.5)	(3.1)
	(3.9)	(3.3)	(6.8)
Interest receivable	**0.1**	0.1	0.4
Net interest payable and similar charges	**(3.8)**	(3.2)	(6.4)

4 Taxation

The tax charge reflects the full year's estimated effective rate of 29.0% (2002: 29.0%), and 29.0% effective rate at the year end.

5 Dividends

	26 weeks to 1 March 2003 £m	26 weeks to 2 March 2002 £m	52 weeks to 31 August 2002 £m
Interim ordinary dividend declared – 5.3p (2002: paid 5.0p)	**18.1**	18.4	18.2
Final ordinary dividend paid (2002: 7.7p)	**-**	-	27.8
	18.1	18.4	46.0

The interim dividend will be paid on 4 July 2003 to shareholders on the Register at the close of business on 30 May 2003. The shares will be quoted ex dividend on 28 May 2003.

Notes to the Interim Results *(continued)*

for the 26 weeks ended 1 March 2003

6 Earnings per share

Basic and diluted earnings per share have been calculated based on:

	26 weeks to 1 March 2003		26 weeks to 2 March 2002		52 weeks to 31 August 2002	
	Earnings £m	**Weighted average number of shares m**	Earnings £m	Weighted average number of shares m	Earnings £m	Weighted average number of shares m
Basic earnings / Number of shares	**68.5**	**356.8**	65.4	366.6	109.0	365.9
Dilutive potential ordinary shares	**-**	**5.1**	-	6.4	-	6.8
Diluted earnings / Number of shares	**68.5**	**361.9**	65.4	373.0	109.0	372.7
		pence		pence		pence
Basic earnings per ordinary share		**19.2**		17.8		29.8
Diluted earnings per ordinary share		**18.9**		17.5		29.3

The calculation of earnings per share is based on the profit for the financial period. The weighted average number of shares used in the basic earnings per share calculation excludes own shares held by ESOP trusts for subsequent transfer to employees under various incentive schemes. The dilutive potential ordinary shares arise from employee share and incentive plans.

During the financial period £3.2 million of restructuring costs were incurred. Excluding these costs post tax earnings would have been £2.3m higher, and earnings per share would have been 19.8 pence.

7 Reconciliation of movements in shareholders' funds

	26 weeks to 1 March 2003 £m	26 weeks to 2 March 2002 £m	52 weeks to 31 August 2002 £m
Profit for the financial period	**68.5**	65.4	109.0
Dividends	**(18.1)**	(18.4)	(46.0)
Retained profit	**50.4**	47.0	63.0
Purchase of own shares	**(19.9)**	-	(7.0)
Issue of ordinary share capital	**0.1**	0.5	0.7
Net addition to shareholders' funds	**30.6**	47.5	56.7
Opening shareholders' funds	**725.3**	668.6	668.6
Closing shareholders' funds	**755.9**	716.1	725.3

Debenhams plc

Notes to the Interim Results *(continued)*

for the 26 weeks ended 1 March 2003

8 Reconciliation of trading profit to net cash flow from operations

	26 weeks to 1 March 2003 £m	26 weeks to 2 March 2002 £m	52 weeks to 31 August 2002 £m
Trading profit	**100.3**	95.3	160.0
Depreciation and amortisation charges	**39.2**	37.1	77.0
Asset write-offs	**0.3**	0.4	1.1
Amortisation of investment in own shares	**0.3**	0.7	1.2
Share of trading loss in joint venture	**-**	2.3	4.0
(Increase)/decrease in stocks	**(11.1)**	(5.3)	9.2
Decrease/(Increase) in debtors	**8.2**	(1.9)	(7.9)
Increase in creditors and provisions	**19.4**	16.5	1.9
Net cash inflow from operating activities	**156.6**	145.1	246.5